LONMIN Plc
4 GROSVENOR PLACE, LONDON SW1X 7YL
TEL 020 7201 6000 FAX 020 7201 6100
www.lonmin.com

82-191

04010204

LONMIN

TCH/pw

18 February 2004

Securities and Exchange Commission
Division of Corporate Finance
Washington DC
20549
USA

SEC MAIL PROCESSING SECTION RECEIVED FEB 27 2004 WASH. DC 155

SUPPL

Dear Sirs

RULE 12G3-2 EXEMPTION, REGISTATION NO982.191
LONMIN PLC (FORMERLY KNOWN AS LONRHO PLC)

In accordance with Rule 12g3-2(a)(2)(b)(1)A(i)(ii) I enclose hereto a copy of the Company's circular to shareholders dated 12 December 2003

Yours faithfully

PROCESSED
MAR 03 2004
THOMSON FINANCIAL

Teresa Heritage
Assistant Company Secretary/Investors Relations Manager

Encs

dlw 3/2

Important information for shareholders: action required

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about the action to be taken you should consult your stockbroker, bank manager, solicitor, accountant and/or other independent financial adviser duly authorised under the Financial Services and Markets Act 2000 without delay.

If you have sold or transferred all your shares in Lonmin Plc, please send this document and the accompanying form of proxy immediately to the purchaser or transferee, or to the stockbroker, bank or other agent to or through whom the sale or transfer was effected, for transmission to the purchaser or transferee.

LONMIN PLC
Registered in England
Company number 103002

Registered office:
4 Grosvenor Place, London SW1X 7YL

SEC MAIL PROCESSING SECTION RECEIVED FEB 27 2004 WASH, D.C. 155

LONMIN

To the holders of Lonmin ordinary shares

12 December 2003

Dear shareholder

ANNUAL GENERAL MEETING 2004

The annual general meeting of Lonmin Plc (the "Company") will be held at 11:00 am on Thursday, 5 February 2004 in the Ballroom, The Park Lane Hotel, Piccadilly, London W1J 7BX. Formal notice of the meeting is set out on page 9 of this circular. A number of the resolutions which are to be proposed require some further explanation, and this circular contains the information which your directors believe is required to make an informed judgement on the matters.

The consideration and, if appropriate, adoption of resolutions at the AGM is important. Your directors believe that in the interests of shareholder democracy it is vital that the voting intentions of all members are taken into account, not just those who are able to attend the meeting. We therefore propose to put all resolutions at the annual general meeting to shareholders by way of a poll vote rather than a show of hands, as has been the case historically. In the past, voting by way of a poll was cumbersome and extremely time-consuming, but the advent of electronic voting will enable results to be obtained efficiently and effectively. The Board feels that a poll is more democratic since it allow the votes of all shareholders to be counted, including those cast by proxy. Shareholders attending the meeting will still have the opportunity to ask questions, form a view on the points raised and vote on each resolution.

Resolution 1 – Adoption of the reports and accounts

The directors must present the annual report and accounts to the meeting. This gives shareholders the opportunity to ask questions on the content before voting on the resolution.

Resolution 2 – Adoption of the directors' remuneration report

In accordance with the Directors' Remuneration Report Regulations 2002, the remuneration report is to be put to the meeting for an advisory vote on directors' remuneration. The full report is set out in the Annual Report and is summarised in the Annual Review.

Resolution 3 – Declaration of a final dividend

The directors have recommended a net final dividend for the year ended 30 September 2003 of 42 US cents per share, to be paid on Monday 16 February 2004 to shareholders on the registers of members of the Company at close of business on Friday 23 January 2004.

Resolutions 4 to 7 – Re-election of directors

The Company's Articles of Association require every director to retire by rotation. This year Ian Farmer, Peter Godsoe and Roger Phillimore are retiring by rotation and, being eligible, offer themselves for re-election. The Articles also require directors appointed to the Board since the last annual general meeting to seek re-election, and Michael Hartnall therefore retires and offers himself for re-election.

Biographical details of all directors are given on pages 26 and 27 of the Annual Review 2003. Ian Farmer is an executive director, and holds a service contract with the Company, under which he is entitled to 364 days' notice of termination of his employment. The other directors standing for re-election are independent non-executive directors, do not hold service contracts and are not entitled to any notice period from the Company.

Resolution 8 – Re-election of the auditors

The directors recommend the re-election of KPMG Audit Plc as the Company's auditors. The resolution also empowers the directors to agree the audit fee and other terms of their appointment.

Resolution 9 – New Shareholder Value Incentive Plan

The remuneration committee of the Board has undertaken, during the course of the year, a full review of the make-up, and balance between elements within, the executive directors' remuneration. As a result of that review, the remuneration committee has proposed, and the Board has endorsed, a future remuneration strategy, details of which are set out in the Annual Report. Part of this future strategy involves a new incentive plan (the "Plan"), comprising:

- a deferred annual bonus plan;
- a long-term restricted awards plan; and
- executive share option schemes.

A more detailed summary of the principal features of the Plan are set out in the Schedule to this circular. The policy of the remuneration committee in proposing the Plan and a brief description of the key components are set out below:

Proposed deferred annual bonus plan

The remuneration committee acknowledges that there is a risk of short-term management thinking and actions if the performance-related aspect of remuneration is primarily predicated on a year by year basis. In addition, it is vital that during every year our senior executives continue to develop the strategy for the delivery of shareholder value over the long term, whilst also addressing the day-to-day operational needs of the business. For this reason, the remuneration committee is proposing to introduce a new deferred annual bonus plan. In brief, the plan will allow directors and selected key senior executives to defer up to 100 per cent of their net annual bonus, with at least one-third being automatically deferred (subject to the bonus exceeding £20,000). These funds will be used to purchase shares in the Company which will be held in trust for three years. Subject to continued employment and satisfaction of a medium-term performance condition, the participant would receive a matching award of shares of up to 1:1 on a pre-tax basis as described in the Schedule.

The performance condition to be used for the deferred annual bonus plan is the total return accruing to Lonmin shareholders over three years ("TSR") with that of thirteen relevant companies, being:

Aquarius Platinum Limited	Anglo American plc	Anglo American Platinum Corporation Limited
AngloGold Limited	Anglovaal Mining Limited	BHP Billiton plc
Engelhard Corporation	Gold Fields Limited	Impala Platinum Holdings Limited
Inco Limited	Johnson Matthey plc	Rio Tinto plc
Xstrata Plc		

There would be a single test only, three years after the date of award. There will be three levels of attainment – threshold, target and stretch, with straight-line interpolation between these points. The potential reward profile is as follows:

Level	Relative TSR performance	Percentage of award released	Equivalent matching ratio
Threshold	50th percentile	50%	1:2
Target	60th percentile	75%	3:4
Stretch	75th percentile	100%	1:1

The remuneration committee will have the power to amend the detailed terms of the performance conditions. The remuneration committee believes that this plan will help to align directors' interests more precisely with those of shareholders. It will create a powerful incentive for the delivery of shareholder value over the medium term as the participating executives will be able to establish a meaningful shareholding. It will also provide the Company with a powerful retention tool.

Proposed long-term incentive plan

We have recently endured one of the most prolonged downturns in world stock market performance in living memory. Virtually all companies have seen their share prices fall significantly, often with little or no correlation to the underlying performance of the businesses concerned. Any executive incentive tool reliant solely on share price appreciation to deliver the desired benefit (such as options) may well prove unable to fulfil its primary purposes of motivation and retention in such markets. The remuneration committee is deeply concerned that the Company may risk losing existing key executives, or fail to secure suitable recruits, if a prolonged bear market were to occur again. The Company is therefore proposing to introduce a long-term incentive plan under which directors could qualify for awards of shares over a vesting period of three years. In normal circumstances, the awards would be limited to an initial value of 150 per cent of base salary. However, the remuneration committee would be permitted to make higher levels of awards for new recruits at the most senior levels.

In essence, the plan envisages that selected executives would be granted an award entitling them to receive shares in the Company after a three year 'vesting' period, subject to the achievement of a performance condition. The performance

condition would be the same as for the deferred annual bonus plan, based on the Company's total shareholder return relative to the comparator group. There would be a single test only, three years after the date of award, again with three levels of attainment and straight-line interpolation between those levels. The potential reward profile is as follows:

Level	Relative TSR performance	Percentage of award released
Threshold	50th percentile	35%
Target	70th percentile	50%
Stretch	92nd percentile	100%

The remuneration committee will have the power to amend the detailed terms of the performance conditions. The remuneration committee believes that by introducing this plan, significant benefits will accrue to the Company and its shareholders through the development and implementation of a strategy for the long term development of the Company.

Executive share option schemes

Around 330 senior managers of the Company and Lonplats participate in the Company's existing executive share option schemes. The remuneration committee feels it would be unrealistic to expect that all members of this group would be able to commit their own money into the deferred annual bonus plan. Accordingly, it proposes to continue to operate executive share option schemes. However, the existing schemes expire in 2007 and the remuneration committee therefore seeks shareholder approval to adopt new schemes within the Plan in broadly equivalent form to those currently in force.

The current schemes contain a rule stating that no participant can receive options with an aggregate exercise cost in excess of 133 per cent of salary in any twelve month period. During the year the remuneration committee was advised by Monks Partnership that developments in market practice meant that this limit could prove unduly restrictive, particularly if we are to remain competitive in the recruitment of executive talent. The remuneration committee therefore proposes within the new scheme rules that the annual limit be increased to 200 per cent of salary in any twelve months, and, exceptionally, such higher level as the remuneration committee may agree for new recruits at the most senior levels. The remuneration committee does not intend to grant options at these levels as a matter of course, but feels that it is vital that the Company preserves sufficient flexibility in this area. No executive will, save potentially following recruitment where a grant of options was required to secure the best candidate, be permitted to receive both grants of options and an award under the long-term incentive plan in the same year.

Exercise of options will remain subject to attainment of a stretching but realistic performance condition based on total shareholder return. It is initially proposed that options granted to directors under the new executive share option schemes should be subject to the same performance condition and vesting schedule used for the proposed long-term incentive plan. In line with best practice, the test will be carried out on a single occasion only, three years after the date of grant of the option. In the past, the Company's executive share option schemes have allowed the full reward to be taken once performance in excess of the median of the comparator group has been achieved. The adoption of the vesting schedule means that, in future, performance significantly in excess of the upper quartile must have been achieved for the full incentive reward to be released to directors.

The primary purpose of the executive share option schemes is to incentivise the management team of Lonplats. However, the remuneration committee is aware that the platinum group metal ("PGM") mining industry has always comprised a relatively small number of companies, with severe competition for talent at all levels of the business. We are pleased that a number of commentators believe that we have the best management team in the sector, but aware that it makes us particularly vulnerable to talent poaching. The introduction of the Black Economic Empowerment imperatives has introduced a further dynamic into the equation, with many smaller players beginning to enter the PGM sector, leading to fragmentation of the industry. Needless to say, these junior companies will rely for their success on luring talented individuals from the established players, often (in view of their budgetary constraints) from below board level. The executive share option schemes therefore play a pivotal role in retention, as well as incentivisation, among our South African employees. As such, our primary consideration is how attainable the incentive reward will prove to be in practice, since this will make a significant difference in employees' appreciation of the benefit of the schemes, and therefore their overall motivation and desire to remain with Lonmin.

We therefore propose to introduce (for participants below board level) the same relative TSR performance condition used in the other parts of the Plan, requiring at least median performance after three years, but with no vesting schedule. In order to ensure that the executive share option schemes continue to provide a retention tool for these valued employees if the performance condition is not met at the first time of asking, we will then re-test twice, at years four and five, from a fixed base year. The remuneration committee is satisfied that this will not create excessive reward, but is a prudent step to ensure that Lonmin can continue to attract, retain and motivate the best people in the South African PGM industry.

Dilution from employee share plans

The remuneration committee is aware of the risk that existing shareholders' interests could be diluted if excessive numbers of shares are awarded to executives and employees. For this reason, there is a limit on the aggregate dilution from issues of shares under all of the Company's share schemes (including all-employee schemes and the proposed Shareholder Value Incentive Plan) to a maximum of 10 per cent over any ten year period.

Whilst shareholder groups such as the Association of British Insurers recommend placing a limit of 5 per cent during the ten year period on discretionary share schemes, the Company received shareholders' consent to the removal of this limit

in 2001. The Board believes that circumstances remain unchanged, and therefore does not feel it appropriate to re-introduce the discretionary scheme limit so soon after seeking its removal.

Expected value of awards

The expected value of each component of the Plan (expressed as a percentage of the maximum face value award level under each plan) is:

- Deferred annual bonus plan – 55 per cent.
- Long-term incentive plan – 45 per cent.
- Executive share option schemes – 18 per cent.

The data above reflects the uncertainty inherent in executive share options, since in order for an incentive payment to be generated, not only must a performance condition be met, but there must also have been absolute share price growth since the date of award, regardless of market or peer group performance.

The total cost of these incentive arrangements cannot accurately be quantified, since the precise numbers of participants in each component part and the levels of awards likely to be made have not been settled.

Resolutions 10 and 11 – Authority for the directors to allot shares and dis-application of statutory pre-emption rights

These resolutions seek the renewal of the authorities which (a) give the directors a general authority to allot shares under section 80 of the Companies Act 1985 (the "Act") and (b) empower the directors to allot shares for cash without the application of the pre-emption rights contained in section 89 of the Act.

The authorities contained in these resolutions were sought and granted to the directors at the 2003 annual general meeting of the Company. Since the date of that meeting, the Company has issued an offering circular in respect of convertible bonds in the aggregate principal amount of US$215,795,000. The convertible bonds are convertible into ordinary shares of the Company, with full conversion of the bonds necessitating the issue of approximately 10.58 million shares. That part of the pre-emption dis-application authority conferred at the 2003 annual general meeting that had not been used was therefore utilised in full on the date of issue of the convertible bonds. In the offering circular, the Company undertook to procure that a resolution would be put to the Company's shareholders at the 2004 annual general meeting to dis-apply the statutory pre-emption rights in respect of sufficient number of ordinary shares for the Company to be able to satisfy the conversion of the convertible bonds in full. In line with the recommendations of the Pre-Emption Group, shareholders' authority is therefore now sought to dis-apply the statutory pre-emption rights in respect of 7,055,000 shares, which represent 5 per cent of the issued share capital of the Company as at 12 December 2003.

Otherwise, the levels of the directors' authorities are not being increased, other than to seek a grant of them for a further year (up to 4 February 2009 rather than 29 January 2008 as granted at the annual general meeting in 2003). Other than in one limited circumstance, the convertible bonds are capable of being converted at any time up to 30 September 2008.

Consequently, the Company is now seeking a renewal of the section 80 authority for the directors to allot shares and to dis-apply the statutory pre-emption rights under section 89 of the Act in order to comply with this undertaking and to ensure that the duration of each of the authorities is the same. In each case, the directors are seeking to renew these authorities for a period of five years expiring on 4 February 2009. The directors also consider it desirable to renew these authorities in order to retain the flexibility of being able to issue shares.

These resolutions will:

(a) give the directors authority to allot up to 46.995 million shares;

(b) give the directors authority to issue up to an additional 14 million shares for the restricted purposes specified in the Company's Articles of Association, which will permit such shares to be allotted as scrip dividends (although these are not currently offered to shareholders) and under share option schemes (in practice those which are not approved by the Inland Revenue) and will provide additional shares, which may fall to be allotted as a result of adjustments (following for example, a capitalisation issue) to the number of shares subject to any future convertible securities, warrants or options; and

(c) empower the directors to issue (or agree to issue) up to 7,055,000 of the 46,995,000 shares for a cash consideration other than by way of a rights issue.

The 46.995 million shares and the 14 million shares are equivalent to approximately 33 per cent and 10 per cent respectively of the issued share capital as at 12 December 2003 . As noted above, the 7,055,000 shares are approximately 5 per cent. of the issued share capital as at 12 December 2003.

With the exception of the issue of shares following the exercise of options or the conversion of any of the convertible bonds, the directors have no present intention of issuing any of the existing un-issued shares. No issue will be made which would effectively alter control of the Company, without the prior consent of the Company in general meeting.

Resolution 12 – Authority for the purchase of our own shares

The directors are conscious of the present volatility of financial markets, which means that the share price of any company may at times be depressed for reasons unconnected with itself or its performance. This special resolution seeks renewal of the existing shareholders' authority for the Company to make market purchases of its own shares, as permitted by Article

9 of the Company's Articles of Association, in the period up to the 2005 annual general meeting. Any shares purchased by the Company under this authority would be cancelled, unless the shares are being purchased by the Company to hold and re-sell as treasury shares under the Companies (Acquisition of Own Shares) (Treasury Shares) Regulations 2003. A purchase of our own shares either for cancellation or to be held in treasury would only be undertaken when the directors believed this would result in an increase in expected earnings per share and be in the best interests of shareholders generally.

The authority sought contains several important restrictions, being:

(a) the authority will only permit a maximum of 14,100,000 shares with a nominal value of US$1, being approximately 10 per cent of the Company's current issued share capital, to be purchased on the London Stock Exchange;

(b) the minimum price per share which may be paid is the nominal value of US$1;

(c) the maximum price per share that may be paid is 105 per cent of the average mid-market price for the Company's shares as shown in The London Stock Exchange Daily Official List for the five business days immediately preceding the purchase.

The full exercise of all options outstanding at the date of the notice of meeting would require the issue of 4,403,962 shares. This represents 3.1 per cent of the Company's issued share capital and 3.5 per cent (in each case as at 12 December 2003, being the latest practicable date prior to the publication of this document) if the proposed authority to purchase our own shares had been obtained and exercised in full. The Company has issued no warrants to subscribe for share capital.

Conclusion and recommendation

The directors consider that the resolutions set out in the notice of the meeting are in the best interests of the Company and its shareholders, and unanimously recommend shareholders to vote in favour of all the resolutions, as they intend to do in respect of their own beneficial holdings.

Yours faithfully

Sir John Craven
Chairman

SCHEDULE

SUMMARY OF THE LONMIN PLC SHAREHOLDER VALUE INCENTIVE PLAN

1 Introduction

The Lonmin Plc Shareholder Value Incentive Plan (the "Plan"), comprises three elements - matched share awards ("Matched Awards"), restricted share awards ("Restricted Awards"), and share options ("Options"). These elements are described in paragraphs 2 to 5 below.

2 Matched Awards

Eligible employees will be invited to apply all or part of their annual bonus to purchase shares in the Company ("Invested Shares"). The Invested Shares purchased by an employee will be held in trust for three years. Where an employee purchases Invested Shares, he will also receive a Matched Award over shares in the Company which have a market value equal to the pre-tax amount which the participant applied to acquire the Invested Shares.

<u>Vesting of Awards</u>
Subject to the exceptional circumstances referred to below, vesting of Matched Awards will be contingent on the satisfaction of a performance condition and the continued employment of the participant with the Lonmin group of companies (the "Group").

<u>Restricted Period</u>
A Matched Award may not generally vest before the end of a three year period (the "Relevant Period").

<u>Performance</u>
The proposed performance target for Matched Awards will compare the Company's total shareholder return ("TSR") measured over a three year period with the TSR of 13 other mining and mining-related companies, detailed on page 2 of this circular.

Under normal circumstances, a Matched Award will not vest unless the Company's TSR is at the median point. At this point, a proportion of the award, which will initially be 50 per cent, will vest. If the Company's TSR reaches the 60th percentile then the award will vest as to 75 per cent. The award will only vest in full if the Company's TSR is at or above the upper quartile in the comparator group. Between these points, Matched Awards will vest on a sliding scale basis.

Only a single test will be made at the end of the three year period, and no re-testing will be permitted. The remuneration committee will have the power to amend the detailed terms of the performance conditions.

<u>Rights attaching to Lonmin Plc shares prior to the vesting of Matched Awards</u>
A participant has no rights in relation to the Matched Award or to the Company's shares subject to it until it has vested. The number of shares in the Company under a Matched Award may, however, be increased during the Relevant Period by reinvesting dividends, or an amount equivalent to any dividends, paid on the Company's shares under the Matched Award.

<u>Cessation of employment before the end of the Relevant Period</u>
If a participant ceases employment with the Group before the end of the Relevant Period, his Matched Awards will generally lapse. However, if a participant dies or leaves employment in certain circumstances such as ill-health, injury, disability, retirement, redundancy or his employing business being sold or transferred outside the Group, the Matched Award will vest immediately. If a participant ceases to be employed by the Group for any other reason, however, the Company has a discretion to vest or preserve all or part of his Matched Awards. However, the remuneration committee will not permit rewards for failure.

<u>Delivery of shares on vesting</u>
Once a participant's Matched Award has vested, the relevant number of shares in the Company will be delivered to the participant as soon as practicable.

3 Restricted Awards

Restricted Awards are intended to be used as a means of incentivising executive directors and senior managers. The remuneration committee intends to grant Restricted Awards on an annual basis.

<u>Nature of awards</u>
Restricted Awards will be over the Company's shares and, subject to the exceptional circumstances referred to below, their vesting will be contingent on the satisfaction of a specified performance target and the continued employment of the participant with the Group.

<u>Restricted period</u>
A Restricted Award will not generally vest before the specified performance requirement has been met at the end of a three year period (the "Relevant Period").

<u>Individual limits</u>
In normal circumstances the initial value of a Restricted Award can be up to 150 per cent of salary. However, the

remuneration committee may, in its discretion, grant a Restricted Award in excess of this level to assist recruitment at the most senior levels.

Performance target
The proposed performance target for Restricted Awards is the Company's TSR measured over a three year period compared with the TSR of 13 other mining and mining-related companies.

Under normal circumstances, a Restricted Award will not vest unless the Company's TSR is at the median point. At this point, 35 per cent of the award will vest. If the Company's TSR reaches the 70th percentile then 50 per cent of the award will vest. The award will only vest in full if the Company's TSR reaches the 92nd percentile of the comparator group. Between these points, Restricted Awards will vest on a sliding scale basis.

Only a single test will be made at the end of the three year period, and no re-testing will be permitted. The remuneration committee will have the power to amend the detailed terms of the performance conditions.

Same provisions as Matched Awards
The following terms of Restricted Awards are the same as for the Matched Awards (as explained above):

- Rights attaching to shares prior to the vesting of Restricted Awards;
- Cessation of employment before the end of the Relevant Period; and
- Delivery of shares on vesting.

4 Options

Under this element of the Plan, options to acquire shares in the Company will continue to be granted as a means of incentivisation, primarily for new joiners and those employees below senior executive level. The option schemes also play an important role in the retention of key employees.

Nature of awards
Options to acquire shares in the Company can either be Inland Revenue approved (for UK resident participants) or unapproved options. The terms which apply specifically to Inland Revenue approved options are contained in a separate section of the rules of the Plan, but mirror the principal terms of the unapproved section.

Save following recruitment at the most senior levels, no director will be eligible to receive a grant of options and an award under the long-term incentive plan in the same year.

Option Price
The option price per share will be not less than the market value of a share at the date of grant.

Performance
The exercise of options granted to directors will be subject to the same relative TSR performance condition and vesting schedule as is to be used in connection with the long-term incentive plan.

The exercise of options by other executives will be subject to the relative TSR performance condition, assessed 3, 4 or 5 years after the date of grant of the option. If the Company has delivered a return at or above the median of the comparator group, then the option will become exercisable in full.

Individual Limits
The upper limit for levels of individual Option awards will be set from time to time by the remuneration committee. The remuneration committee has determined that the exercise cost of individual option grants will not normally exceed 200 per cent of annual salary. However, the remuneration committee may, in its discretion, grant options in excess of this level to assist recruitment at the most senior levels.

Exercise Period
An option may not generally be exercised before the third anniversary of the date on which it was granted, and lapses on the tenth anniversary of the date of grant.

Rights attaching to Lonmin Plc shares prior to the exercise of Options
A participant has no rights in relation to an option nor to the shares under the option until the option has been exercised.

Cessation of Employment
If a participant ceases employment with the Group, all options will generally lapse on the date employment ceases. However, if the participant ceases employment in certain circumstances such as death, ill-health, injury, disability, retirement, redundancy or his employing business being sold or transferred outside the Group, the options will become exercisable in full immediately. The Company also has discretion to permit the exercise of options if a participant's employment ceases for any other reason, but the remuneration committee will not permit rewards for failure.

Lapse of options
All options lapse on the tenth anniversary of their date of grant.

Provisions relating only to Inland Revenue approved options

It is intended to seek Inland Revenue approval for the grant of Inland Revenue approved options, which are those satisfying the requirements of Schedule 4 to the Income Tax (Earnings and Pensions) Act 2003. Inland Revenue approved options are essentially subject to the same provisions as summarised above. The main differences relate to the following:

- **Individual limit:** an employee cannot be granted an approved option which would, at the time it is granted, enable the employee to acquire shares under approved option schemes (which are not savings-related) exceeding the Inland Revenue limit from time to time, which is currently £30,000; and
- **Inland Revenue approval:** any amendment to the rules which affects the terms on which approved options may be granted or exercised requires the prior approval of the Inland Revenue. Any performance target must be objective.

5 Terms which apply to all elements of the Plan

Who is eligible to participate

The remuneration committee will have responsibility for agreeing any awards under the Plan and for setting the policy for the way in which the Plan should be operated, including agreeing performance targets and which employees should be invited to participate in the Plan. All employees of the Group, including executive directors, and of its subsidiaries are eligible to participate.

Nature of Grants and Awards

Awards and options are not pensionable and may not be assigned or transferred except on a participant's death, when they may be assigned to the participant's personal representatives.

Level of Grants and Awards

The level of individual awards granted under each element of the Plan will be set from time to time by the remuneration committee.

Terms of Grants and Awards

Awards can be granted at any time other than during a close period of the Company. No payment is required for the grant of awards or options (except in the case of Matched Awards, where Invested Shares must have been acquired). All shares in the Company allotted under the Plan will carry the same rights as all other issued ordinary shares in the Company and application will be made for those shares to be listed on the London Stock Exchange.

If there is a variation in the share capital of the Company, the awards or options may be adjusted to reflect that variation.

Limits on the issue of Lonmin Plc shares under the Plan

Under the terms of the Plan, in any 10 year period the use of new issue shares under the Plan and any other employees' share scheme operated by the Company is limited to 10 per cent of the issued share capital.

General offer or scheme of arrangement

If there is a change of control of the Company, shares or options will vest or become exercisable on the change of control to the extent that the target has been met up to the date of the change of control. The remuneration committee will, in addition, have discretion to take into account any other factors it believes to be relevant in determining the extent to which options and awards will vest in these circumstances.

Duration of the Plan

No option or award may be granted after ten years from the date of shareholder approval of the Plan.

Amending the rules of the Plan

The Board will have authority to amend the rules of the Plan, provided that no amendment to the advantage of participants may be made to provisions relating to:

- who can be a participant;
- the limits on the number of shares which can be issued under the Plan;
- the basis for determining a participant's entitlement to shares and the terms on which they can be acquired; and
- any adjustment in the event of a variation in the Company's share capital

without the prior approval of shareholders in general meeting unless the amendment is minor and made to benefit the administration of the Plan, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment.

Overseas jurisdictions

Additional schedules to the rules can be incorporated to operate one or more elements of the Plan outside the UK. These schedules can vary the rules of the Plan to take account of any securities, exchange control or taxation laws or regulations. The shares issued for these purposes will count towards the overall limit of shares issued under the Plan.

Notice of annual general meeting

Notice is hereby given that the ninety-fifth annual general meeting of Lonmin Plc (the "Company") will be held at The Ballroom, The Park Lane Hotel, Piccadilly, London W1J 7BX at 11.00 am on Thursday, 5 February 2003 for the following purposes:

Ordinary business

1 To receive the directors' report and the audited accounts for the year ended 30 September 2003

2 To receive and approve the directors' remuneration report for the year ended 30 September 2003

3 To declare a net final dividend of 42 US cents per share for the year ended 30 September 2003

4 To re-elect Ian Farmer as a director

5 To re-elect Peter Godsoe as a director

6 To re-elect Roger Phillimore as a director

7 To re-elect Michael Hartnall as a director

8 To re-appoint KPMG Audit Plc as auditors of the Company and to authorise the directors to agree their remuneration

Special business

To consider and, if thought fit, to adopt the following resolutions:

Ordinary resolutions

9 That:

(a) the Lonmin Plc Shareholder Value Incentive Plan (the "Plan"), the rules of which are summarised on pages 2 to 4 of the circular to shareholders and are now produced to the meeting and initialled by the Chairman for the purposes of identification, are hereby approved and the directors be authorised to adopt them (subject to any amendments required by the Inland Revenue in order to obtain approval to the Inland Revenue approved part of the Plan under Schedule 4 of the Income Tax (Earnings and Pensions) Act 2003); and

(b) the directors of the Company be hereby authorised to do all acts and things which they may consider necessary or expedient for the purposes of implementing and giving effect to the same and that the directors be authorised to establish further schemes based on the Plan to take account of local tax, exchange control or securities laws in overseas territories provided that such other schemes shall count against any limits on individual or overall participation under the Plan.

10 That the powers conferred on the directors by Article 12(B) of the Company's Articles of Association be renewed and that for this purpose the Section 80 Amount shall be US$46,995,000, the Restricted Section 80 Amount shall be US$14,000,000 and the Section 80 Period shall be the period expiring on 4 February 2009.

Special resolutions

11 That the powers conferred on the directors by Article 12(C) of the Company's Articles of Association be renewed and that for this purpose the Section 89 Amount shall be US$7,055,000 and the Section 89 Period shall be the period expiring on 4 February 2009.

12 That pursuant to Article 9 of the Company's Articles of Association the Company be and is hereby generally and unconditionally authorised to make market purchases (as defined in Section 163(3) of the Companies Act 1985) of up to an aggregate of 14,100,000 ordinary shares of US$1 each in its capital at a price per share of not more than 105 per cent of the average of the middle market quotations for such a share as derived from The London Stock Exchange Daily Official List for the five business days immediately preceding the day of such purchase and not less than the nominal value of such share (in each case exclusive of expenses) and that the authority conferred by this resolution shall expire on 4 May 2005 or, if earlier, the date of the annual general meeting of the Company in 2005 (except that the Company may make a purchase of its own shares after the expiry of such authority pursuant to any contract made under the authority conferred by this resolution prior to the expiry of such authority).

By order of the Board

Rob Bellhouse
Company Secretary
12 December 2003

Registered Office : 4 Grosvenor Place, London SW1X 7YL

1 Proxies

Any member of the Company entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and, on a poll, vote in his or her stead. A proxy need not be a member of the Company. A Form of Proxy accompanies this Notice and, to be effective, must be deposited at the Company's registered office, or at any of the addresses below, not less than 48 hours before the time appointed for the holding of the meeting:

Lloyds TSB Registrars	Computershare Limited	
The Causeway	Postal Address:	Physical address:
Worthing	PO Box 61051	70 Marshall Street
West Sussex	Marshalltown 2107	Johannesburg 2001
BN99 6DB	South Africa	South Africa
England		

A Form of Proxy can be delivered in hard copy form by post, by courier or by hand to the Company's registered office or to the relevant address set out above, or by electronic means described in paragraph 2 below.

Only the registered holders of fully paid ordinary shares or their proxies are entitled to attend and vote at the meeting. Proxies may vote only on a poll. To be entitled to attend and vote (and for the purpose of the determination by the Company of the number of votes that may be cast), such holders must be registered on the Company's register of members by 6.00 pm (London time) on 3 February 2003, or, in the event of any adjournment of the above meeting, by 6.00 pm (London time) on the day two days prior to the date fixed for the adjourned meeting or by the time specified in any written notice given by the Company of the adjourned meeting. Changes to entries on the register after this shall be disregarded in determining the rights of any person to attend and vote (and the number of votes they may cast) at the meeting.

Shareholders who have completed a Form of Proxy may still attend the meeting and vote in person, should they so wish.

2 Electronic Proxy Appointments

Shareholders on the United Kingdom register may, if they wish, register the appointment of a proxy electronically by logging on to the Lloyds TSB Registrars' website www.sharevote.co.uk. Shareholders will need their Reference Number, Card ID and Account Number printed on the face of the accompanying Form of Proxy. Full details of the procedure are given on the website. Alternatively shareholders who have registered for a Shareview portfolio with Lloyds TSB Registrars may log on to their portfolio at www.shareview.co.uk and click on "Company Meetings". The proxy appointment and instructions **should reach the Registrars not less than 48 hours before the time appointed for the holding of the meeting**. The Company cannot accept responsibility for loss or damage arising from the opening or use of any email or attachment from the Company, or internet page and the directors recommend that the shareholders subject these to virus checking procedures prior to use. Any electronic communication received by the Company and/or by Lloyds TSB Registrars on behalf of the Company, including the lodgement of any electronic proxy form, that is found to contain a computer virus will not be accepted.

South African legislation does not yet permit the electronic registration of proxy appointments. Shareholders on the South African Branch Register must therefore deposit their Forms of Proxy at one of the addresses stated in Note 1.

3 Directors' interests

The Register of Directors' Share and Debenture Interests kept by the Company under Section 325 of the Companies Act 1985 is available for inspection at the registered office of the Company during normal business hours on any weekday, except on the date of the annual general meeting, when it will be available at the meeting venue from 15 minutes prior to the commencement of the meeting until its conclusion.

4 Shareholder Value Incentive Plan

A copy of the rules of the Plan may be inspected at either the registered office of the Company or at the Company's solicitors, Allen & Overy, One New Change, London EC4M 9QQ during the usual business hours on any weekday (Saturdays, Sundays and public holidays excepted) from the date of this document up to and including 4 February 2004. A copy will also be available at the meeting venue from 15 minutes prior to the commencement of the meeting until its conclusion.